UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________to ____________.

Commission file number	1-33732

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Northfield Bank Employee Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office: Northfield Bancorp, Inc., 1410 St. Georges Avenue, Avenel, New Jersey 07001.

Northfield Bank Employee Savings Plan Table of Contents December 31, 2007 and 2006

The Northfield Bank Employee Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

(a)	Financial Statements of the Plan	Page(s)
	Report of Independent Registered Public Accounting Firm	1
	Statements of Net Assets Available for Plan Benefits	2
	Statement of Changes in Net Assets Available for Plan Benefits	3
	Notes to Financial Statements	4 – 9
(b)	Schedule *
	Schedule of Assets Held at End of Year- Schedule H, Line 4i as of December 31, 2007	10
*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for
	Reporting and Disclosure under ERISA have been omitted because they are not applicable.
(c)	Index to Exhibits	11
(d)	Signature	12

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants Northfield Bank Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Northfield Bank Employee Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Northfield Bank Employee Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Withum Smith & Brown, P.C. Morristown, New Jersey June 16, 2008

Northfield Bank Employee Savings Plan Statements of Net Assets Available for Plan Benefits December 31, 2007 and 2006

Assets
	2007	2006
Investments, at fair value
Mutual funds	$ 3,941,484	$ 6,045,442
Interest in common/collective trusts	2,069,484	3,219,270
Northfield Bancorp, Inc. Common Stock Fund	5,753,675	--
Participant loans	348,601	308,540
	12,113,244	9,573,252

Contributions receivable - employer	--	183,382

Cash and cash equivalents	7,408	1,135

Dividends receivable	--	46,383

Net assets available for benefits	$ 12,120,652	$ 9,804,152

The Notes to Financial Statements are an integral part of these statements.

Northfield Bank Employee Savings Plan Statement of Changes in Net Assets Available for Plan Benefits Year Ended December 31, 2007

Additions-
Investment income:
Net appreciation in fair value of investments:
Common/collective trusts	$ 66,354
Mutual funds	203,828
Northfield Bancorp, Inc. Common Stock Fund	427,380
Interest and dividend income	134,448
Net investment income	832,010

Contributions:
Employer	201,302
Participant	1,722,048
1,923,350
Total additions	2,755,360

Deductions-
Participant distributions	424,773
Administrative expenses	14,087
Total deductions	438,860

Net increase in net assets	2,316,500

Net assets available for plan benefits, beginning of the year	9,804,152

Net assets available for plan benefits, end of the year	$ 12,120,652

The Notes to Financial Statements are an integral part of these statements.

Northfield Bank Employee Savings Plan Notes to Financial Statements December 31, 2007 and 2006

1. Description of Plan

The following description is provided for general information summary purposes. Participants of the Northfield Bank Employee Savings Plan (the “Plan”) should refer to the Summary Plan document for more detailed and complete description of the plan provisions.

General

The Plan is a defined contribution employee savings plan covering all eligible employees of Northfield Bank (the “Bank”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participating employees with one or more years of credit service who are salaried employees are entitled to contribute to the plan between 2% to 15% (subject to certain IRS limitations) of their compensation, as defined in the Plan. Contributions can be made on a before-tax basis.

The Bank matches a portion of the participants before tax contributions. Participants making before-tax contributions for less than 36 months receive a matching contribution equal to 25% of the their pre-tax contribution up to the first 6% of the their base salary contributed, as defined. Participants making contributions for 36 months or more receive a matching contribution equal to 50% of the their pre-tax contribution up to 6% their base salary contributed, as defined. In addition, the Bank may make discretionary contributions on behalf of the participants.

Prior to July 1, 2007, the Bank matching contribution for participants’ with less than 36 months of participation was 50% of their pre-tax contributions, up to the first 6% of their base salary contributed. For those who have participated for 36 months or more the matching contribution was equal to 100% of their contribution, up to the first 6% of their contributed base salary.

Vesting

Plan participants are 100 percent vested in the account balance attributable to their voluntary contributions, including related earnings therein.

The vesting schedule related to the Bank matching contribution is as follows:

Years of Service	Percentage Vested

Less than 1 year	-0-%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Forfeitures

If a participant terminates employment with the Bank and is less than 100% vested in the employer contribution, the participant may forfeit the non-vested portion of their employer contribution. A forfeiture will occur in the plan year that the participant receives a distribution on their entire vested account or if the participant does not receive a distribution after five consecutive one year breaks in service. Forfeitures are retained in the Plan and allocated to the remaining participants.

Administrative and Other Expenses

Administrative expenses of the Plan include certain costs charged directly to individual participants, related to transactions or events associated with individual participant accounts. Other expenses of administering the Plan are paid directly by the Bank outside of the Plan.

Northfield Bank Employee Savings Plan Notes to Financial Statements December 31, 2007 and 2006

Payment of Benefits

On termination of service due to death, a participant’s vested account balance will be distributed one of three ways: as a single cash payment within one year of the date of termination, through a straight line annuity, a rollover to an individual retirement account, or rollover to another qualified plan for a surviving spouse.

For termination of service due to disability, retirement, or other reasons, a participant may receive the value of the vested interest in his or her account as a single cash payment, rollover to an individual retirement (IRA) or a straight-life annuity contract.

Participant Loans

Eligible participants may borrow up to the lesser of fifty percent (50%) of the value of the employee vested account or $50,000 reduced by the largest outstanding loan balance during the past 12 months. The interest rate on all such loans is based on the “prime rate’ as published in the Wall Street Journal on the first day of the month in which the loan was made. The rate shall remain in effect until the loan is repaid.

Distributions

During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual method of accounting.

Payment of Benefits

Amounts paid to participants are recorded upon distribution.

Valuation of Investments

Investments in securities are valued at the fair market value on the last business day of the year based on quoted market prices from national stock exchanges. Participant loan receivable are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Effects of New Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, Fair value Measurement (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan is currently evaluating the statement’s impact on its financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities – including an amendment of FASB Statement No. 115 (“FAS 159”). This statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates and is expected to expand the use of fair value measurement. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Plan is currently evaluating the statement’s impact on its financial statements.

The Plan is not aware of other new accounting standards that were not required to be adopted in 2007, or yet to be adopted, that would impact the Plan’s 2007 or prospective financial statements.

Northfield Bank Employee Savings Plan Notes to Financial Statements December 31, 2007 and 2006

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties

The Plan has various investments, directed by participants, including mutual funds, common/collective trusts, and direct holdings in common stock of Northfield Bancorp, Inc., parent company of the Bank. These investments are subject to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Northfield Bancorp, Inc. common stock fund is subject to various risks including concentration risk since the fund invests primarily in the common stock of Northfield Bancorp, Inc. and therefore the performance of the fund is primarily determined by the performance of Northfield Bancorp, Inc. common stock. The market price of Northfield Bancorp, Inc. common stock is dependent on a number of factors, including the financial condition and profitability of Northfield Bancorp, Inc. and Northfield Bank. In addition, the market price for Northfield Bancorp, Inc. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as other unforeseeable events not necessarily within the control of management or the board of directors of Northfield Bancorp, Inc. and Northfield Bank.

3. Investments

The following presents investments at December 31 that represented 5% or more of the Plan’s net assets:

	2007	2006

Wells Fargo Stable Return Fund J	$ 1,078,876	$ *
Neuberger Berman Genesis Fund	872,469	965,648
RSGroup Trust Company Conservative Asset
Allocation Fund	*	635,413
RSGroup Trust Stable Value Fund	*	2,279,455
RSI Retirement Trust Actively Managed Bond Fund	*	445,032
RSI Retirement Trust Value Equity Fund	*	1,305,902
SSgA S&P 500 Index Fund	744,389	1,430,450
Northfield Bancorp, Inc. Common Stock Fund	5,753,675	*

*-Did not represent 5% of the Plan's assets as of date indicated

For the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $697,562.

For the year ended December 31, 2007, investment and advisory expenses were $14,087.

Investment in Guaranteed Investment Contracts

The Plan’s investment in the Well Fargo Stable Return Fund J is stated at fair value, which also approximates contract value. As of December 31, 2007, the Company evaluated the provisions of the Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1: reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA

Northfield Bank Employee Savings Plan Notes to Financial Statements December 31, 2007 and 2006

Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans along with the financial statement presentation and disclosure of such contracts. In evaluating the provisions of this FSP, there was no significant accounting impact to the Plan’s 2007 financial statements since the fair value of such investments approximate the contract values.

Investment Options

A participant can elect to invest amounts credited to their account in any of the following investment funds. The following is a brief description of the funds, participants should refer to fund prospectus for more detailed information regarding fund objectives and other important matters.

AIM Capital Development Fund A – seeks long-term capital appreciation. The fund focuses on mid-cap companies.

Alger MidCap Growth Institutional Fund – seeks long-term capital appreciation. The fund focuses on growing companies that generally have broad product lines, markets, financial resources, and depth of management.

Evergreen International Equity Fund A – seeks long-term capital growth. The fund normally invests 80% in equity securities issued by established and quality non-U.S. companies.

Federated Kaufmann Fund A – seeks a long-term capital appreciation. The fund invests primarily in common stocks of small and medium-sized companies that are reasonably priced and exhibit positive growth characteristics.

Neuberger Berman Genesis Fund – seeks growth of capital. The fund invests primarily in common stocks of companies it believes to be undervalued.

PIMCO Total Return Fund – seeks total return consistent with preservation of capital. The fund normally invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. The portfolio duration generally ranges from three to six years.

RSI Retirement Trust Actively Managed Bond Fund – seeks principal appreciation and income return over time by investing in high quality fixed-income securities, without limit as to maturity. The fund must invest at least 65% of assets in securities of the U.S. government, its agencies, or instrumentalities. The balance of the assets may be invested in high quality corporate debt. Retirement System Investors Inc. is the investment advisor.

RSI Retirement Trust Value Equity Fund – seeks long-term capital appreciation. The fund invests in stocks of a broadly diversified group of financially strong, medium-to-large sized companies with below market price-to-earnings ratios, and considered by the manager to be undervalued. Retirement System Investors Inc. is the investment advisor.

SSgA S&P 500 Index Fund – seeks to replicate the total return of the S&P 500 Index. The fund intends to invest in all 500 stocks in the S&P 500 Index in proportion to the weighting in the Index.

T. Rowe Price Growth Stock Fund – seeks long-term growth of capital through investments primarily in the common stocks. The fund invests mostly in U.S. common stocks with an above average rate of earnings growth and ability to pay increasing dividends through strong cash flow.

Sunrise Retirement Capital Preservation Fund – seeks to be 10% invested in diversified mix of equity mutual funds and 90% in fixed –income mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap common stocks. The fixed-income exposure is invested in intermediate and short-term fixed-income, as well as money market mutual funds.

Northfield Bank Employee Savings Plan Notes to Financial Statements December 31, 2007 and 2006

Sunrise Retirement Income Fund – seeks to be 25% invested in a diversified mix of equity mutual funds and 75% in fixed-income mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap and small-cap common stocks. The fixed-income exposure is invested in intermediate and short-term fixed-income, as well as money market mutual funds

Sunrise Retirement Diversified Income Fund – seeks to be 40% invested in a diversified mix of equity mutual funds and 60% in fixed-income mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap, mid-cap, and small-cap common stocks, as well as non-U.S. common stocks. The fixed-income exposure is invested in intermediate fixed-income and money market mutual funds.

Sunrise Retirement Balanced Equity Fund – seeks to be 70% invested in a diversified mix of equity mutual funds and 30% in fixed-income mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap, mid-cap, and small-cap common stocks, as well as non-U.S. common stocks. The fixed-income exposure is invested in intermediate fixed-income and money market mutual funds.

Sunrise Retirement Balanced Fund – seeks to be 55% invested in a diversified mix of equity mutual funds and 45% in fixed-income mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap, mid-cap, and small-cap common stocks, as well as non-U.S. common stocks. The fixed-income exposure is invested in intermediate fixed-income and money market mutual funds.

Sunrise Retirement Diversified Equity Fund – seeks to be 97% invested in a diversified mix of equity mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap, mid-cap, and small-cap common stocks, as well as non-U.S. common stocks. The remaining exposure is invested in money market mutual funds.

Sunrise Retirement Diversified Equity with Income Fund – seeks to be 85% invested in a diversified mix of equity mutual funds and 15% in fixed-income mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap, mid-cap, and small-cap common stocks, as well as non-U.S. common stocks. The fixed-income exposure is invested in intermediate fixed-income and money market mutual funds

Northfield Bancorp, Inc. Common Stock Fund –invests primarily in the common stock of Northfield Bancorp, Inc. with the remaining balance maintained in short-term liquid investments to maintain a targeted level of fund liquidity.

Wells Fargo Stable Value Fund J – seeks safety of principal and consistency of returns with minimal volatility through investment in financial instruments issued by high rated companies. These include guaranteed investment contracts, security backed contracts, and cash equivalents.

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 19, 2001, stating that the written form of the underlying prototype plan document is qualified under Section 401(b) of the Internal Revenue Code (the Code), and any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Northfield Bank Employee Savings Plan Notes to Financial Statements December 31, 2007 and 2006

5.	Plan Termination

The Bank has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA. In the event of plan termination, plan participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Retirement System Group, Inc. who serves as the Trustee, as defined, of the Plan. Additionally, certain Plan investments are shares of mutual funds managed by Fiserv who serves as the record keeper and custodian, as defined, of the Plan. Accordingly, these transactions qualify as party-in-interest transactions.

SUPPLEMENTARY INFORMATION

Northfield Bank Employee Savings Plan Schedule H, Part IV - Line 4i Schedule of Assets Held at End of Year December 31, 2007

		(c) Description of
		Investment Including
		Maturity Date, Rate
	(b) Identity of Issuer, Borrower	of Interest, Collateral,			(e) Current
*(a)	Lessor or Similar Party	Par, or Maturity Value		(d) Cost **	Value

	Mutual Funds
	AIM Capital Development Fund A	7		**	$ 123
	Alger Midcap Growth Institutional Fund	21,232	shares	**	405,525
	Evergreen International Equity Fund A	32,119	shares	**	344,317
	Federated Kaufmann Fund A	47,140	shares	**	293,680
	Neuberger Berman Genesis Fund	17,704	shares	**	872,469
	PIMCO Total Refund Fund	38,165	shares	**	407,989
	SSgA S&P 500 Index Fund	30,798	shares	**	744,389
*	RSI Retirement Trust Actively Managed Bond Fund	21,907	shares	**	256,528
*	RSI Retirement Trust Value Equity Fund	49,937	shares	**	577,268
	T. Rowe Price Growth Stock Fund	1,180	shares	**	39,196

	Total Mutual Funds				3,941,484

*	Sunrise Retirement Balanced Equity Fund	23,123	shares	**	247,184
*	Sunrise Retirement Balanced Fund	4,116	shares	**	441,996
*	Sunrise Retirement Diversified Equity with Income Fund	20	shares	**	215
*	Sunrise Retirement Diversified Equity Fund	6,167	shares	**	65,428
*	Sunrise Retirement Income Fund	22,563	shares	**	235,785
	Wells Fargo Stable Return Fund J	26,784	shares	**	1,078,876

	Total Interest in Common/Collective Trusts				2,069,484

*	Northfield Bancorp, Inc. Common Stock Fund	532,255	shares	**	5,753,675

*	Participant Loans	Interest raging from 2.75% to 8.25%			348,601

					$ 12,113,244

*	Party-in-interest

**	Cost omitted for participant directed investments

See Report of Independent Registered Public Accounting Firm

Northfield Bank Employee Savings Plan
Index to Exhibits

		Page of
		Sequentially
Exhibit Number	Description	Number Pages
23.1	Consent of Independent Registered Public Accounting Firm	13

SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be undersigned on its behalf by the undersigned, hereunto duly authorized.

NORTHFIELD BANK EMPLOYEE SAVINGS PLAN

DATE:	June 20, 2008	By:	/s/ Steven M. Klein
Steven M. Klein
Executive Vice President and
Chief Financial Officer
Northfield Bancorp, Inc.